UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of June 09, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Quarterly Report(BC FORM 51-901F) dated June 09, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Garth Johnson
Garth Johson
Chief Financial Officer
Corporate Secretary
Date: June 09, 2004

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	APRIL 30, 2004
DATE OF REPORT:	JUNE 9, 2004
CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	04/06/09

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	04/06/09

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

April 30, 2004	July 31, 2003
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash	$ 90,879	$ 227,289
Accounts receivable	1,107	2,155
Due from related company (Note 4)	6,984	11,443
Loan receivable	30,000	30,000
Prepaid expenses	38,109	34,025

	167,079	304,912

Investment in associated companies (Note 3)	1,085,451	557,609
Property and equipment	112,945	120,761
Oil and gas interest	1	1

Total Assets	$ 1,365,476	$ 983,283

Liabilities

Current

Accounts payable and accrued liabilities	$ 45,328	$ 45,692
Due to associated company	-	1,469

Total Liabilities	45,328	47,161

Non-Controlling Interest in AMG Oil Ltd.	43,004	57,581

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at April 30, 2004: (Note 5)
2,416,823 shares (July 31, 2003: 2,416,823 shares)	13,145,075	13,145,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(11,855,938)	(12,254,541)

Total Shareholders' Equity	1,277,144	878,541

Total Liabilities and Shareholders' Equity	$ 1,365,476	$ 983,283

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2004	2003	2004	2003

Expenses

General and administrative (Schedule)	$ 58,361	$ 18,149	$ 105,872	$ 85,629

Loss before other items	(58,361)	(18,149)	(105,872)	(85,629)

Other Items

Interest income	212	468	1,421	2,044
Write-down of investment in associated company (Note 3)	-	(108,179)	-	(258,529)
Write-off of property and equipment	-	(1,335)	-	(1,335)
(Loss) gain on sale of investment in associated company (Note 3)	9,375	(6,384)	470,478	10,054
Recovery of loan receivable previously Written-off (Note 4)	9,001	526	17,999	29,588

Income (Loss) from operations	(39,773)	(133,053)	384,026	(303,807)
Non-Controlling interest	8,026	-	14,577	-

Net income (loss) for the period	(31,747)	(133,053)	398,603	(303,807)

Deficit - Beginning of period	(11,824,191)	(12,164,288)	(12,254,541)	(11,993,534)

Deficit - End of Period	$ (11,855,938)	$ (12,297,341)	$ (11,855,938)	$ (12,297,341)

Income (loss) per share - basic	$ 0.01	$ (0.06)	$ 0.16	$ (0.13)
- diluted	$ 0.01	$ (0.01)	$ 0.16	$ (0.07)

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2004	2003	2004	2003

Operating Activities

Net income (loss) for the period	$ (31,747)	$ (133,053)	$ 398,603	$ (303,807)
Adjustments to reconcile net loss to
cash applied to operating activities:
Amortization	2,681	2,559	7,816	7,825
Write-down of investment in associated company	-	108,179	-	258,529
Write-off of property and equipment	-	1,335	-	1,335
Non-controlling interest	(8,026)	-	(14,577)	-
Gain on sale of investment in associated company	(9,375)	6,384	(470,478)	(10,054)
Recovery of loan in associated company	(9,001)	(526)	(17,999)	(29,588)
Changes in non-cash working capital:
Accounts receivable	(490)	1,732	1,048	90
Due to/from related company	572	1,175	2,990	2,814
Due from associated companies	-	2,156	-	2,358
Prepaid expenses	1,246	(446)	(4,084)	(5,313)
Loan receivable from associated company	9,001	526	17,999	29,588
Taxes payable	-	-	-	(9,757)
Accounts payable and accrued liabilities	(3,004)	1,209	(364)	(581)
Due to associated company	-	(20,930)	-	(14,326)

Net cash used in operating activities	(48,143)	(29,700)	(79,046)	(70,887)

Financing Activity

Common stock issued for cash	-	-	-	-

Net cash provided by financing activity	-	-	-	-

Investing Activities

Proceeds from sale of investment in associated company	-	35,648	937,636	98,706
Purchase of investment in associated company	34,283	-	(995,000)	(140,000)

Net cash provided by (used in) investing activities	34,283	35,648	(57,364)	(41,294)

Net increase (decrease) in cash during period	(13,860)	5,948	(136,410)	(112,181)
Cash position - Beginning of period	104,739	174,995	227,289	293,124

Cash position - End of period	$ 90,879	$ 180,943	$ 90,879	$ 180,943

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

Three Months	Three Months	Nine Months	Nine Months
Ended	Ended	Ended	Ended
April 30,	April 30,	April 30,	April 30,
2004	2003	2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 21,499	$ 3,210	$ 22,062	$ 5,997
Amortization	2,681	2,559	7,816	7,825
Corporate relations and development	-	5,293	1,250	6,417
Filing and transfer agency fees	188	4,515	5,777	7,757
Foreign exchange loss	9,283	(22,022)	7,324	(19,091)
Investor relations	-	6,105	-	18,129
Legal	2,273	941	4,418	1,871
Office and miscellaneous	11,595	2,467	19,481	10,230
Printing	-	160	3,212	3,501
Rent	3,540	4,596	10,173	12,896
Telephone	928	1,432	3,279	4,672
Travel, promotion and accommodation	1,037	5,435	3,374	10,198
Wages and benefits	5,436	3,458	17,706	15,227

	$ 58,460	$ 18,149	$ 105,872	$ 85,629

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at April 30, 2004

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At April 30, 2004, the Company held interests in three Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and the accounts of AMG Oil Limited, of which the Company holds a 49.4% controlling interest are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. All significant inter-company balances and transactions have been eliminated. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2003. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the nine months ended April 30, 2004 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At April 30, 2004, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

					Percentage of
	July 31,			April 30,	Ownership/
	2003	Sales	Purchases	2004	Number of
	Carrying	During	During	Carrying	Common
	Value	The Period	the Period	Value	Stock Held

Cost Method:
Verida Internet Corp.	$ 1	$ -	$ -	$ 1	8.68%/ 844,642
Austral Pacific Energy Ltd.	507,608	(467,158)	995,000	1,035,450	6.63%/ 852,145
Gondwana Energy, Ltd.	50,000	-	-	50,000	23.81%/ 3,000,000

	$ 557,609	$ (467,158)	$ 995,000	$ 1,085,451

At April 30, 2004, the Company held the following share purchase warrants to purchase shares of common stock:

	Number	Price	Expiry
	Of Shares	Per Share	Date

Austral Pacific Energy Ltd. - Series "A"	836,845	$1.50	January 5, 2005
Austral Pacific Energy Ltd.	175,000	$1.15	September 6, 2004
Austral Pacific Energy Ltd. - NZ IPO	382,750	NZ$ 2.10	January 5, 2005

The Company, on December 4, 2003, sold 725,000 shares of its investment in Austral Pacific Energy Ltd. ("Austral Pacific") (formerly "Indo-Pacific Energy Ltd."), with a carrying value of $442,250 or $0.61 per share, for $903,353, or approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific's initial public offering ("IPO") to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO, include one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.10).

During the period, the Company also sold 20,500 shares of Austral Pacific, with a carrying value of approximately $24,908 or $1.22 per share, for $34,283 or $1.67 per share, resulting in a gain over carrying value of $9,375.

The Company, also reached an agreement with Austral Pacific to amend the Company's 836,845 Series "A" warrants from an expiry date of December 31, 2003 for approximately one year (January 5, 2005) in consideration of the Company renouncing the Series "B" warrants in to which the Series "A" warrants originally converted (together with a common share) as well as increasing the price of the Series "A" warrants by US$0.10 to US$1.50 per common share.

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. ("Austral Pacific") (formerly "Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana"), Verida Internet Corp. ("Verida") and TAG Oil Ltd. ("TAG")

Transactions with related and associated parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related and associated parties. The year-end balances referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

a) Due from/to Related and Associated Companies

At April 30, 2004, the Company was owed $6,984 (July 31, 2003 - $11,443) by TAG, a related company.

At April 30, 2004, the Company owed $Nil (July 31, 2003 - $1,469) to Austral Pacific, an associated company.

b) Loan Receivable from Associated Company

During the 2003 fiscal year, the Company negotiated a revised loan repayment term sheet with Verida with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to approximately US$2,200 as at April 30, 2004) per month, which includes annual interest of 12%, over this new repayment period. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the nine months ended April 30, 2004 the Company has received $17,999 (April 30, 2003 - $29,062).

c) Associated Company Transactions

The Company and Austral Pacific (formerly "Indo-Pacific") came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral Pacific's behalf.

d) Other

During the nine months ended April 30, 2004, the Company incurred $9,198 (April 30, 2003 - $6,382) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at April 30, 2004 and July 31, 2003	2,416,823	$ 13,145,075

b) Summary of stock options outstanding:

Number	Price	Expiry
of Shares	Per Share	Date

27,777	$31.50	March 31, 2005

c) Summary of warrants outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.30	June 12, 2004

NOTE 6 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

April 30, 2004	2,416,823
April 30, 2003	2,416,823

NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 8 - SUBSEQUENT EVENTS

No significant events have taken place subsequent to the balance sheet date.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	APRIL 30, 2004
DATE OF REPORT:	JUNE 9, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	04/06/09

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Peter Loretto	"Peter Loretto"	04/06/09

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended January 31, 2004

1. For the period under review:

a) Summary of common shares issued:                   None
b) Summary of stock options granted/expired:        None
c) Summary of warrants granted/expired:               None

2. As at the end of the of the period under review:

a) Authorized capital:              Unlimited number of common shares without par value
    Issued and outstanding:       2,416,823 common shares

b) Summary of stock options outstanding:

Number	Price	Expiry
of Shares	Per Share	Date

27,777	$31.50	March 31, 2005

c) Summary of warrants outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.30	June 12, 2004

d) Total shares in escrow: 2,822 common shares

e) List of directors and officers:            Peter Loretto,        President and Director
                                                          Garth Johnson,       Secretary and Director
                                                          Michael Hart,         Director

TRANS-ORIENT PETROLEUM LTD.
Schedule C: Management Discussion
(Expressed in United States Dollars)

For the Period Ended April 30, 2004

Operations and financial

For the nine-month period ended April 30, 2004, the Company recorded net income of $398,603 or $0.16 per share resultant from a transaction of a non-recurring nature, versus a net loss of $303,807 or $0.13 per share for the period ended April 30, 2003.

General and administrative expenses, increased to $105,872 for the period-ended April 30, 2004 compared to $85,629 for the comparable period last year. The majority of the Company's expenses decreased for the nine-month period ended April 30, 2004 when compared with the same period last year, with the exception being an increase in cost to $22,062 (2003: 5,997) for accounting and audit fees, $4,418 (2003: $1,872) for legal fees, $14,886 (2003: $10,230) for office and miscellaneous, and $17,706 (2003: $15,227) for wages and benefits. The increase in expenses is mainly attributable to a non-cash foreign exchange fluctuation loss of $7,324 versus a foreign exchange gain of $19,091, in 2003 as well as increases to accounting and legal fees.

The material changes to accounting and audit fees and legal fees resulted from the Company's acquisition of a controlling interest in related Company AMG Oil Ltd., whereby AMG's costs, less any minority interests are now consolidated with the Company as well as additional audit time required to ensure proper disclosure of the non-cash transaction.

Decreases to general and administrative expenses included a decrease to $5,845 (2003: $6,417) for Corporate relations and development, $5,777 (2003: $7,757) for filing and transfer agency fees, $Nil (2003: $18,129) for investor relations, $10,173 (2003: $12,896) for rent, $3,279 (2003: $4,672) for telephone and $3,374 (2003: $10,198) for travel, promotion and accommodation. Other expenses that changed marginally for the period ending April 30, 2004 were amortization and printing.

Please refer to the Consolidated Interim Schedules of General and Administrative Expenses located in Schedule A of this BC FORM 51-901F for further information.

Losses before "other items" were equivalent to the general and administrative expenses for the period ended April 30, 2004 totaling $105,872 versus a loss of $85,629 for the comparable period last year.

"Other items", which created an income from operations, for the period ended April 30, 2004, included interest income of $1,421 and a recovery of a loan receivable previously written-off of $17,999. In addition, the Company recorded a gain on sale of investment in an associated company of $470,478, resultant from two sales of the Company's investment in Austral Pacific Energy Ltd. (formerly "Indo-pacific Energy Ltd.") The first sale included 725,000 shares sold with a carrying value of $442,250, for proceeds of $903,353. The sale of the investment in Austral Pacific was completed by the Company to enable the Company to generate sufficient cash to participate in Austral Pacific's New Zealand Initial Public Offering on the New Zealand Stock Exchange and the Company believes that this transaction is of a non-recurring nature. The Company, later in the period, sold another 20,500 shares of Austral Pacific with a carrying value of $24,908 for proceeds of $34,283.

Please refer to Note 3 included in Schedule A of this BC FORM 51-901F, for further information.

For the comparable period last year the Company's loss from operations were affected by interest income of $2,044, a recovery of a loan receivable previously written-off of $29,588, a gain on sale of investment in associated company of $10,054, a write-down of investment in associated company of $258,529 and a write-off of property and equipment of $1,335.

The net effect of these transactions for the nine-month period ended April 30, 2004, after taking into effect the Non-Controlling interest portion of AMG totaling $14,577, is a net income recorded for the period of $398,603, compared to a net loss of $303,807 for the same period last year.

Liquidity and Capital Resources

The Company had cash of $90,879 at April 30, 2004 versus $227,289 at July 31, 2003. The decrease in cash is attributable to net cash used in operating activities of $79,046 and the net amount of cash used in the sale and purchase of shares of Austral Pacific totaling $57,364.

Working capital as at April 30, 2004 was $121,751 versus $257,751 at July 31, 2003. The Company has no long-term liabilities.

During the nine-month period ended April 30, 2004, $79,046 in cash was used by operating activities, versus a use of cash of $70,887 for operating activities for the comparable period last year.

During the nine-month period ended April 30, 2004 and April 30, 2003 the Company did not complete any financing activities.

During the nine month period ending April 30, 2004 the Company's investing activities consisted of selling 725,000 shares of its investment in Austral Pacific Energy Ltd. ("Austral Pacific") (formerly "Indo-Pacific Energy Ltd."), with a carrying value of $442,250, for $903,353. The Company also sold an additional 20,500 shares of its investment in Austral Pacific with a carrying value of $24,908, for $34,283 for total proceeds of $937,636.

The proceeds from the sale of this investment and additional working capita were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific's initial public offering ("IPO") to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO, include one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.10). For the comparable period last year the Company's investing activities consisted of purchasing 175,000 units of Austral Pacific at $0.80 per unit ($140,000) with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two and selling 119,800 shares of Austral Pacific for cash proceeds of $98,706.

The net effect of the above noted transactions was a net use of cash of $136,410 for the nine-month period ended April 30, 2004 compared to a net use of cash totaling $112,181 for the comparable period in 2003.

Other information

Investor Relations

During the period under review, the Company's investor relation's activities were minimal and consisted of issuing press releases and annual reports and answering telephone calls for information from shareholders.

Change of Auditors

On March 17, 2004 the Company's auditors, Sadovnick Telford & Skov, Chartered Accountants, resigned and were replaced as auditors by DeVisser Gray, Chartered Accountants. No reportable event, as defined in National Policy Statement No. 31 of the Canadian Securities Administrators, had arisen from the former auditors engagement as auditor of the Company.

Subsequent Events

Symbol change

Effective May 26, 2004 the Company changed its trading symbol to "TOPLF".

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
Garth Johnson, CGA	AUDITORS
Secretary, CFO, Director
Vancouver, British Columbia	DeVisser Gray Chartered Accountants
Michael Hart	Vancouver, British Columbia
Vancouver, British Columbia (1)
(1) Member of audit committee	REGISTRAR AND TRANSFER AGENT

CORPORATE OFFICE	Computershare Investor Services
9th Floor, University Avenue
1407-1050 Burrard Street	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Canada V6Z 2S3	Telephone: 1-888-661-5566
Telephone: 1-604-682-6496	Facsimile: 1-416-263-9261
Facsimile: 1-604-682-1174	Email: webservice@computershare.com

SHAREHOLDER RELATIONS	SHARE LISTING

Telephone: 604-682-6496	OTCBB: TOPLF
Facsimile: 604-682-1174
ANNUAL GENERAL MEETING
BANKERS
The annual general meeting was held
Bank of Montreal	on January 5, 2004 at the offices of Lang
Vancouver, British Columbia	Michener, Barristers & Solicitors, Suite 1500
1055 West Georgia St. Vancouver, B.C. at
SUBSIDIARY	10:00am.

DLJ Management Corp.

SHARE CAPITAL

At June 9 , 2004, there are 2,416,823
shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.